Exhibit 99.4

FCH/IHC LEASING, L.P.

Consolidated Financial Statements

December 31, 2003

(With Independent Auditors’ Report Thereon)

1988T

Independent Auditors’ Report

The Partners
FCH/IHC Leasing, L.P.:

We have audited the accompanying consolidated balance sheet of FCH/IHC Leasing, L.P. and subsidiaries (the Partnership) as of December 31, 2003, and the related consolidated statements of operations, partners’ deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FCH/IHC Leasing, L.P. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 26, 2004

FCH/IHC LEASING, L.P.

Consolidated Balance Sheet

December 31, 2003

Assets
Cash and cash equivalents	$495,945
Accounts receivable, less allowance for doubtful accounts of $50,331	980,351
Inventory and other assets	67,783

Total assets	$1,544,079

Liabilities and Partners’ Deficit
Accounts payable and other accrued expenses	$1,655,179
Due to lessor - related party	7,286,057
Management fees payable - related party	62,774
Advance guest deposits	193,409

Total liabilities	9,197,419
Partners’ deficit	(7,653,340)

Total liabilities and partners’ deficit	$1,544,079

See accompanying notes to consolidated financial statements.

FCH/IHC LEASING, L.P.

Consolidated Statement of Operations

Year ended December 31, 2003

Lodging revenues:
Rooms	$21,286,721
Food and beverage	1,281,638
Telephone	273,029
Other	837,590

23,678,978
Lodging expenses	9,121,244

Operating profit	14,557,734

Property expenses:
Administrative and general	2,303,323
Management fees	710,368
Franchise fees	1,525,646
Advertising and sales	1,158,101
Repairs and maintenance	1,939,875
Heat, power and light	1,392,788
Insurance, taxes and other	705,946

Total property expenses	9,736,047
Other expenses:
Base lease expense	6,428,889
Percentage lease expense	2,046,943

Total other expenses	8,475,832

Net loss	(3,654,145)

See accompanying notes to consolidated financial statements.

FCH/IHC LEASING, L.P.

Consolidated Statement of Partners’ Deficit

Year ended December 31, 2003

		General Partners	Limited Partners
	Total	1%	99%
Balance, December 31, 2002	(3,999,195)	(39,992)	(3,959,203)
Net loss	(3,654,145)	(36,541)	(3,617,604)

Balance, December 31, 2003	(7,653,340)	(76,533)	(7,576,807)

See accompanying notes to consolidated financial statements.

FCH/IHC LEASING, L.P.

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:
Net loss	$(3,654,145)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Accounts receivable	(228,878)
Inventory and other assets	95,779
Accounts payable and accrued expenses	(3,769,785)
Due to lessor - related party	7,442,959
Management fees payable - related party	(1,378)
Advance guest deposits	175,050

Net cash provided by operating activities	59,602
Cash and cash equivalents at beginning of period	436,343

Cash and cash equivalents at end of period	$495,945

See accompanying notes to consolidated financial statements.

FCH/IHC Leasing, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(1)	Organization and Basis of Presentation

FCH/IHC Leasing, L.P. and its subsidiaries (the Partnership), a limited partnership, was formed pursuant to a Partnership Agreement (the Agreement) effective March 27, 2001, by Interstate/Dallas, GP, L.L.C. (Interstate GP), a Delaware limited liability company, and FCH/Interstate Leasing, L.L.C. (FCHI GP), a Delaware limited liability company, as general partners, and Interstate/Dallas Partnership, L.P. (Interstate LP) and BHR Operations, L.L.C. (BHR LP), as limited partners. FCHI GP and BHR LP are majority owned subsidiaries of FelCor Lodging Trust, Inc. (Felcor) and collectively had a 50% partnership interest at the formation of the Partnership. Interstate GP and Interstate LP are wholly owned subsidiaries of Interstate Hotels & Resorts, Inc. (Interstate and formerly, Interstate Hotels Corporation) and collectively had a 50% partnership interest at the formation of the Partnership. The partnership interests of FelCor and Interstate had substantially the same voting and distribution rights. Interstate GP and Interstate LP did not make a contribution resulting in a dilution of their partnership interest. At December 31, 2003, FCHI GP and BHR LP collectively have a 50.5% partnership interest and Interstate GP and Interstate LP collectively have a 49.5% partnership interest.

The Partnership leases eight limited-service hotels (the Hotels) through a series of wholly owned subsidiaries of the Partnership.

Hotel	Location
Atlanta-Downtown Fairfield Inn by Marriott	Atlanta, Georgia
Atlanta-Downtown Courtyard by Marriott	Atlanta, Georgia
Dallas-Regal Row Fairfield Inn by Marriott	Dallas, Texas
Houston-Near the Galleria Fairfield Inn by Marriott	Houston, Texas
Houston-Near the Galleria Courtyard by Marriott	Houston, Texas
Houston I-10 East Hampton Inn	Houston, Texas
Houston I-10 East Fairfield Inn by Marriott	Houston, Texas
Scottsdale-Downtown Fairfield Inn by Marriott	Scottsdale, Arizona

The Hotels are owned by FCH/IHC Hotels, L.P. (Lessor), an affiliate of the general and limited partners, and are managed by Interstate.

The term of the partnership shall continue until the occurrence of a dissolution or termination event as defined by the Agreement. In accordance with the terms of the partnership agreement, subsequent capital contributions from the partners may be required. Such capital contributions are to be made by the limited partners and the general partners at the discretion of the general partners and are to be paid in proportion to their respective partnership interest. The partnership agreement also provides for the exchange of partnership interests in the event of the failure of a partner to make subsequent capital contribution.

FCH/IHC Leasing, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its Subsidiaries as described in note 1. All significant intercompany transactions and balances have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c)	Balance Sheet Presentation

The balance sheet of the Partnership is presented as unclassified in accordance with industry practice for real estate entities.

(d)	Cash and Cash Equivalents

All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. The Partnership maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes the credit risk related to these cash and cash equivalents is minimal.

(e)	Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method of accounting,

(f)	Revenue Recognition

Revenue from rooms, food and beverage and other departments is recognized as earned on the close of each business day.

(g)	Income Tax Status

For federal and state tax purposes, the Partnership is considered a partnership. Partnerships are generally not subject to state and federal income taxes. Accordingly, net income or loss and any available tax credits are allocated to the partners.

(3)	Related Party Transactions

The Hotels are operated under management agreements with Crossroads Hospitality Management Company (CHMC), a wholly owned subsidiary of Interstate and an affiliate of Interstate G.P. and

FCH/IHC Leasing, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

Interstate L.P. The management agreements provide for a management fee of 3% of gross revenues. During 2003, management fees were $710,368.

During 2003, accounting fees and other direct expenses of approximately $216,000 were recorded for services provided by CHMC. An affiliate of CHMC provides reinsurance to insurance carriers solely in connection with the insurance coverages that those carriers provide to certain of the Hotels.

The Partnership leases the Hotels from the Lessor. The initial term of these operating leases are for 10 years and expire on December 31, 2010. The leases can be extended by the mutual consent of the parties on the same terms for 2 periods of 5 years. Lease expense represents base lease expense and percentage lease expense that is based on a percentage of rooms, food, beverage, telephone and other revenues from the Hotels. For 2003, lease expense incurred by the Partnership was $8,475,832.

Minimum future lease payments are computed based on the base rent of each lease, as defined, and are as follows for the years ending December 31:

2004	$6,392,300
2005	6,392,300
2006	6,392,300
2007	6,392,300
2008	6,392,300
Thereafter	12,784,600

$44,746,100

In connection with the formation of the Partnership, Capital Contribution Agreements (the Contribution Agreements) were entered into between FelCor Lodging Limited Partnership (FLLP), a limited partner of the Lessor, and various subsidiaries of the Partnership. The Contribution Agreements Require FLLP to contribute cash on behalf of FCHI GP and BHR LP to the Partnership annually, based upon specified levels as defined in the Contribution Agreements, to allow the Partnership to pay the amounts due under the leases that are not otherwise funded from the operations of the Hotels. FLLP is a majority owned subsidiary of Felcor.

(4)	Franchise Agreements

The Hotels are operated under the following franchise names: Courtyard by Marriott (2) (the Courtyard Agreements), Fairfield Inn by Marriott (5) (the Fairfield Agreements) and Hampton Inn (1) (the Hampton Agreement), pursuant to franchise agreements between FCHI GP, the general partner of the Partnership and Marriott International and Hampton Inn. The initial terms of the Courtyard Agreements are 20 years and can be extended, by mutual consent of the parties and on the then current terms of Marriott International franchise agreements, for one period of ten years. The terms of the Fairfield Inn agreements are 20 years. The Courtyard Agreements and the Fairfield Agreements require ongoing fees, which are included in royalty expense in the consolidated statement of operations, amounting to 2.5% to 5.5%, respectively, of gross room revenues through the term of these agreements. In addition, other fees paid to Marriott International include a national advertising campaign fee of 2% to 3.5% of gross room revenues as well as fees for a national reservation system, networking, honored guest awards and other promotional programs.

FCH/IHC Leasing, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

The Hampton Agreement was assigned to the Partnership on March 27, 2001 from the prior owner. The term of the Hampton Agreement is 12 years. The Hampton Agreement requires ongoing fees, which are included in royalty expense in the consolidated statement of operations and amounting to 4% of room revenues for the period. In addition, other fees paid to Hampton Inn, include a national advertising campaign fee of 4% of gross room revenues and other promotional programs.

During 2003, franchise fees totaled $1,525,646.

(5)	Employee Benefits

Employees of the hotels leased by the Partnership are employees of Interstate and participate in the following Interstate-sponsored employee benefit plans. During 2003, the Partnership reimbursed Interstate $505,125 and $21,844 for health insurance premiums and
401(k) expenses, respectively.